                                                FILED PURSUANT TO RULE 424(b)(2)
                                                      REGISTRATION NO. 333-20973

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO +
+COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE           +
+SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE         +
+COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, AS AMENDED. + +A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO PURCHASERS +
+OF THESE SECURITIES. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE           +
+PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN + +OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN +
+WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO             +
+REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS SUPPLEMENT (Subject to Completion, Issued February 18, 1997)
(To Prospectus dated February 12, 1997)

                                  $300,000,000


                         [LOGO OF ORACLE APPEARS HERE]
                    $150,000,000    % SENIOR NOTES DUE 2004
                    $150,000,000    % SENIOR NOTES DUE 2007

                                  -----------

                   Interest payable February 15 and August 15

                                  -----------

THE 2004 SENIOR NOTES WILL MATURE ON FEBRUARY , 2004 AND THE 2007 SENIOR NOTES WILL MATURE ON FEBRUARY , 2007. THE SENIOR NOTES WILL NOT BE REDEEMABLE PRIOR TO MATURITY AND WILL NOT BE SUBJECT TO ANY SINKING FUND. THE SENIOR NOTES WILL BE REPRESENTED BY GLOBAL SECURITIES REGISTERED IN THE NAME OF THE DEPOSITORY TRUST COMPANY (THE "DEPOSITARY") OR ITS NOMINEE. INTERESTS IN SUCH GLOBAL SECURITIES WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY THE DEPOSITARY AND ITS PARTICIPANTS. EXCEPT AS DESCRIBED HEREIN, SENIOR NOTES IN DEFINITIVE FORM WILL NOT BE ISSUED. SEE "DESCRIPTION OF SENIOR NOTES."

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

          PRICE OF 2004 SENIOR NOTES    % AND ACCRUED INTEREST, IF ANY
          PRICE OF 2007 SENIOR NOTES    % AND ACCRUED INTEREST, IF ANY

                                  -----------

                                                                UNDERWRITING
                                                 PRICE TO      DISCOUNTS AND     PROCEEDS TO
                                                PUBLIC(1)      COMMISSIONS(2)   COMPANY(1)(3)
                                                ---------      --------------   -------------
Per 2004 Senior Note........................          %                %                %
Total.......................................    $                $                $
Per 2007 Senior Note........................          %                %                %
Total.......................................    $                $                $

-----
  (1) Plus accrued interest, if any, from February   , 1997.

  (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  (3) Before deducting expenses payable by the Company estimated at $625,000.

                                  -----------

  The Senior Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Underwriters. It is expected that delivery of the Senior Notes will be made on
or about February   , 1997 through the book-entry facilities of the Depositary against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY & CO.
          Incorporated
                              GOLDMAN, SACHS & CO.
                                                             MERRILL LYNCH & CO.

February   , 1997

  NO PERSON IS AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS OR ANY DEALER TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSONS TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR ANY SALE MADE HEREUNDER DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE ON WHICH SUCH INFORMATION IS GIVEN.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                          PROSPECTUS SUPPLEMENT
The Company...............................................................   S-3
Use of Proceeds...........................................................   S-4
Capitalization............................................................   S-5
Selected Consolidated Financial Data......................................   S-6
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   S-8
Description of Senior Notes...............................................  S-19
Underwriters..............................................................  S-20
Legal Matters.............................................................  S-20
                                PROSPECTUS
Available Information.....................................................     2
Information Incorporated by Reference.....................................     3
The Company...............................................................     4
Use of Proceeds...........................................................     4
Consolidated Ratios of Earnings to Fixed Charges..........................     5
Description of Debt Securities............................................     6
Plan of Distribution......................................................    16
Legal Matters.............................................................    16
Experts...................................................................    16

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

  Oracle is the world's leading independent supplier of software for information management. In 1979, the Company introduced the first commercially available relational database management system for the storing, manipulating and sharing of information. The Company's primary information management products can be categorized in three primary product families: Server Technologies (distributed database servers, connectivity products and gateways), Application Development and Business Intelligence Tools (application design, application development, and data access tools) and Client Server Business Applications (modules for finance and administration, manufacturing, distribution and human resources). The Company's principal product is a multimedia, relational database management system ("DBMS") that runs on a broad range of computers, including massively parallel, clustered, symmetrical multi-processing, minicomputers, workstations, personal computers and laptop computers and over 85 different operating systems, primarily UNIX, Digital, VAX, Windows NT and Netware. Oracle7 relational DBMS is a key component of Oracle(R) Universal Server, a database server for relational video, audio, text, messaging, spatial and other types of data. The Company's Application Development and Business Intelligence Tools and Client Server Business Applications also run on a broad range of operating systems including UNIX, Windows and Windows NT. The Company also offers consulting, education, support and systems integration services in support of its customers' use of the Company's software products.

  Since 1979, the Company has periodically released updated versions of the Oracle relational DBMS containing performance and functionality enhancements for distributed computing, on-line transaction processing and decision support applications. In 1992, the Company introduced Version 7 of the Oracle relational DBMS ("Oracle7"), which was developed to improve the product's ability to support large numbers of users and higher rates of transaction processing, to provide enhanced application development capabilities such as DBMS server-enforced business rules for data integrity, and to permit multiple computers running DBMSs of Oracle and other vendors to cooperatively share data with other computers across a communications network.

  In 1994, the Company introduced release 7.1 of Oracle7. This release includes significant functional enhancements for managing data in a distributed environment (especially where network communications are slow, expensive or unreliable) with advanced capabilities for copying ("replicating") data between locations. Release 7.1 of Oracle7 also contains features for processing large amounts of data in parallel using multiple processors on a variety of computer hardware architectures, which enable development of and access to the large databases typically found in data warehouse applications used to support business decision-making.

  In 1994, the Company acquired the Rdb relational DBMS (now known as "Oracle Rdb") and associated software products from Digital Equipment Corporation ("DEC"). This product has many of the same attributes as the Oracle7 relational DBMS, but it operates only on hardware and operating systems developed by DEC.

  In 1995, the Company acquired the Express(R) family of on-line analytical processing ("OLAP") software products from Information Resources Inc. ("IRI") in order to enhance its existing data warehousing strategy. The Company believes that the acquired products and services complement Oracle's existing products for the development and maintenance of data warehouses. The acquired products that have been incorporated into the Company's product line have been renamed and are now called: the Oracle Express Server, Personal Express, Oracle Express Analyzer, Oracle Financial Analyzer, and Oracle Sales Analyzer. These OLAP products enable customers to manage and perform complex analyses on business data.

  In July 1995, the Company introduced Oracle7, Release 7.2, the second maintenance release of Oracle7. This release includes improved performance, scalability, and flexibility for data warehousing operations, significant enhancements of application developer productivity and applications reliability, security, and performance, with improved overall manageability of the server. Release 7.2 features PL/SQL and the Oracle Programmatic Interfaces, a family of advanced application development tools and 3GL languages, and Oracle SQL*Net(R) Version 2.2, a family of networking products that transparently integrate clients, servers, and gateways into a unified information resource.

  In February 1996, the Company announced general availability of the latest version of its primary product, Release 7.3 of Oracle7. This release enables management and better integration of all enterprise data, including relational data as well as video, audio, text, messaging and spatial information, and facilitates easy integration of Oracle7-based information with the World Wide Web. Release 7.3 of Oracle7 includes significant improvements in capability and performance for complex queries.

  The Company was incorporated on October 29, 1986 in connection with a reincorporation of the Company's predecessor in Delaware, which was completed on March 12, 1987. The Company's former primary operating subsidiary, Oracle Corporation, a California corporation, was incorporated in June 1977. In May 1995, Oracle Corporation was merged into Oracle Systems Corporation, a Delaware corporation, whose name was changed to Oracle Corporation. Unless the context otherwise requires, the "Company" or "Oracle" refers to Oracle Corporation, its predecessor and its subsidiaries. Oracle, Express and SQL*Net are registered trademarks, and PL/SQL, Personal Express, Oracle Financial Analyzer, Oracle Sales Analyzer, Oracle Express Analyzer and Oracle Express Server are trademarks of the Company. This Prospectus also contains trademarks of other companies that are used only for identification purposes.

                                USE OF PROCEEDS

  The Company expects to use the net proceeds from the sale of the Senior
Notes offered hereby (estimated to be $          ) to increase working capital
and for other general corporate purposes including the repurchase, and the repayment of $50 million of short-term debt incurred for the repurchase, of the Company's Common Stock pursuant to the Company's stock repurchase program. The short-term debt to be repaid has a maturity date of February 28, 1997 and bears interest at 5.6175% per annum. In addition, the Company from time to time considers acquisitions of complementary businesses, assets or technologies, and although there are no current agreements or understandings with respect to any such acquisition, the Company desires to be able to respond to opportunities as they arise. Pending such uses, the Company will invest the net proceeds in investment-grade, interest-bearing securities.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of November 30, 1996, and as adjusted to give effect to the sale by the Company of the Senior Notes offered hereby (as if such sale occurred on such date).

                                                            NOVEMBER 30, 1996
                                                          ---------------------
                                                                         AS
                                                            ACTUAL    ADJUSTED
                                                          ---------- ----------
                                                               (DOLLARS IN
                                                               THOUSANDS)
Long-term debt:
    % Senior Notes due 2004.............................. $      --  $  150,000
    % Senior Notes due 2007..............................        --     150,000
 Other long-term debt....................................        964        964
                                                          ---------- ----------
  Total long-term debt...................................        964    300,964
                                                          ---------- ----------
Stockholders' equity:
 Preferred Stock, $0.01 par value; 1,000,000 shares au-
  thorized;
  no shares issued and outstanding.......................        --         --
 Common Stock, $0.01 par value, and additional paid-in
  capital; 2,000,000,000 shares authorized; 657,911,904
  shares issued and outstanding (1)......................    553,891    553,891
 Retained earnings.......................................  1,566,516  1,566,516
 Accumulated foreign currency translation adjustments and
  unrealized gain
  on equity securities...................................     15,529     15,529
                                                          ---------- ----------
  Total stockholders' equity.............................  2,135,936  2,135,936
                                                          ---------- ----------
   Total capitalization.................................. $2,136,900 $2,436,900
                                                          ========== ==========

--------
(1) Does not include approximately (a) 90,361,459 shares reserved for issuance pursuant to the Company's stock option plans, under which options to purchase approximately 41,278,684 shares were outstanding as of November 30, 1996, and (b) approximately 11,832,760 shares reserved for future issuance under the Company's stock purchase plan. As adjusted Common Stock does not reflect the effect of any repurchase of the Company's Common Stock pursuant to the Company's stock repurchase program with the net proceeds from the sale of the Senior Notes offered hereby. See "Use of Proceeds."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated income statement data of the Company for each of the five years in the period ended May 31, 1996, except for the ratio of earnings to fixed charges, and the selected consolidated balance sheet data as of May 31, 1994, 1995 and 1996, have been derived from the Company's consolidated financial statements which statements have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report incorporated by reference herein. The income statement data for the six months ended November 30, 1995 and 1996, and the balance sheet data as of November 30, 1996, are derived from unaudited consolidated financial statements. In the opinion of management, the unaudited information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. The results of operations for such periods are not necessarily indicative of the results which may be expected for any other interim period or for the full year. The selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto on the Company's Form 10-K incorporated by reference into this Prospectus Supplement.

                                                                                        SIX MONTHS
                                        FISCAL YEARS ENDED MAY 31,                  ENDED NOVEMBER 30,
                          -------------------------------------------------------- ---------------------
                             1992        1993        1994       1995       1996       1995       1996
                          ----------  ----------  ---------- ---------- ---------- ---------- ----------
                                        (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
INCOME STATEMENT DATA:
 Revenues:
 Licenses and other.....  $  709,227  $  895,711  $1,163,808 $1,673,731 $2,296,572 $  868,668 $1,085,985
 Services...............     469,269     607,057     837,339  1,293,147  1,926,728    870,319  1,277,708
                          ----------  ----------  ---------- ---------- ---------- ---------- ----------
  Total revenues........   1,178,496   1,502,768   2,001,147  2,966,878  4,223,300  1,738,987  2,363,693
                          ----------  ----------  ---------- ---------- ---------- ---------- ----------
 Operating expenses:
 Sales and marketing....     566,431     646,027     749,796  1,103,345  1,549,231    635,673    814,538
 Cost of services.......     281,562     346,633     499,213    779,012  1,096,013    486,931    713,590
 Research and develop-
  ment..................     110,641     146,420     197,086    260,597    389,093    177,713    252,509
 General and administra-
  tive..................     106,199     122,709     135,099    174,203    233,141    108,936    139,993
 Provision for settle-
  ment of litigation....         --       24,000         --         --         --         --         --
 Acquired in-process re-
  search and
  development...........         --          --          --         --      50,931     50,931        --
                          ----------  ----------  ---------- ---------- ---------- ---------- ----------
  Total operating ex-
   penses...............   1,064,833   1,285,789   1,581,194  2,317,157  3,318,409  1,460,184  1,920,630
                          ----------  ----------  ---------- ---------- ---------- ---------- ----------
 Operating income.......     113,663     216,979     419,953    649,721    904,891    278,803    443,063
 Other income (expense),
  net...................     (17,533)      1,062       3,510      9,261     14,619     10,082     13,605
                          ----------  ----------  ---------- ---------- ---------- ---------- ----------
 Income before provision
  for income taxes and
  cumulative effect of
  change in accounting
  principle.............      96,130     218,041     423,463    658,982    919,510    288,885    456,668
 Provision for income
  taxes.................      34,620      76,315     139,743    217,464    316,231     98,221    164,401
                          ----------  ----------  ---------- ---------- ---------- ---------- ----------
 Income before cumula-
  tive effect of change
  in accounting princi-
  ple...................      61,510     141,726     283,720    441,518    603,279    190,664    292,267
 Cumulative effect of
  change in accounting
  principle.............         --      (43,470)        --         --         --         --         --
                          ----------  ----------  ---------- ---------- ---------- ---------- ----------
  Net income............  $   61,510  $   98,256  $  283,720 $  441,518 $  603,279 $  190,664 $  292,267
                          ==========  ==========  ========== ========== ========== ========== ==========
 Earnings per share(1):
 Income before cumula-
  tive effect of change
  in accounting princi-
  ple...................  $      .10  $      .22  $      .43 $      .66 $      .90 $      .28 $      .43
 Cumulative effect of
  change in accounting
  principle.............         --         (.07)        --         --         --         --         --
                          ----------  ----------  ---------- ---------- ---------- ---------- ----------
  Net income............  $      .10  $      .15  $      .43 $      .66 $      .90 $      .28 $      .43
                          ==========  ==========  ========== ========== ========== ========== ==========
 Ratio of earnings to
  fixed charges(2)              3.0x        6.0x       11.1x      13.9x      14.9x                 14.3x
                          ==========  ==========  ========== ========== ==========            ==========

                                              MAY 31,              NOVEMBER 30,
                                  -------------------------------- ------------
                                     1994       1995       1996        1996
                                  ---------- ---------- ---------- ------------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash, cash equivalents and cash
  investments.................... $  464,758 $  585,818 $  840,908  $  878,672
 Working capital.................    393,511    562,045    829,501   1,029,588
 Total assets....................  1,594,984  2,424,517  3,357,243   3,460,895
 Short-term debt.................        551      6,221      4,377      11,020
 Current maturities of long-term
  debt...........................      6,347      3,378      1,246       1,065
 Long-term debt, net of current
  maturities.....................     82,845     81,721        897         964
 Stockholders' equity............    740,553  1,211,358  1,870,449   2,135,936

--------
(1) Adjusted to reflect (i) a two-for-one stock split in the first quarter of fiscal 1990, (ii) a two-for-one stock split (effected in the form of a stock dividend) in the second quarter of fiscal 1994, (iii) a three-for-two stock split (effected in the form of a stock dividend) in the third quarter of fiscal 1995 and (iv) a three-for-two stock split (effected in the form of a stock dividend) in the fourth quarter of fiscal 1996.
(2) The consolidated ratios of earnings to fixed charges were computed by dividing earnings by the fixed charges. For computation of such ratios of earnings to fixed charges, earnings consist of net income, to which has been added fixed charges, income taxes of the Company and its subsidiaries and the cumulative effect of the change in accounting principle of $43,470,000 in fiscal 1993. Fixed charges consist of consolidated interest and debt expense and one-third of consolidated rent expense, which approximates the interest factor.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  In addition to historical information contained herein, this Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, that involve risks and uncertainties. The Company's actual results could differ materially from those reflected in the forward-looking statements contained herein. Factors that could cause such a difference include, but are not limited to, those discussed below under "--Factors That May Affect Future Results." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Prospectus Supplement. The Company undertakes no obligation to publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in other documents the Company has filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended May 31, 1996 and Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1996 and November 30, 1996.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED NOVEMBER 30, 1995 AND 1996

  Total revenues increased 36% in both the second quarter and first half of fiscal 1997 as compared to the corresponding periods in fiscal 1996. Domestic revenues increased 54% and 49% in the second quarter and first half of fiscal 1997, respectively, while international revenues increased 23% and 27% in the second quarter and first half of fiscal 1997, respectively, as compared to the corresponding periods in fiscal 1996. International revenues were unfavorably affected in the second quarter and first half of fiscal 1997 when compared to the corresponding periods of the prior year as a result of the strengthening of the U.S. dollar against certain major international currencies. International revenues expressed in local currency increased in the second quarter and first half of fiscal 1997 by approximately 27% and 31%, respectively, from the corresponding periods of fiscal 1996. International revenues constituted approximately 54% and 60% of total revenues in the second quarters of fiscal 1997 and 1996, respectively, and 55% and 59% of total revenues in the first half of fiscal 1997 and 1996, respectively. Management expects that the Company's international operations will continue to provide a significant portion of total revenues. However, international revenues will be adversely affected if the U.S. dollar strengthens against certain major international currencies.

 REVENUES

                                THREE MONTHS ENDED             SIX MONTHS ENDED
                            ---------------------------  -----------------------------
                             NOV. 30,          NOV. 30,   NOV. 30,           NOV. 30,
                               1996     CHANGE   1995       1996     CHANGE    1995
                            ----------  ------ --------  ----------  ------ ----------
   Licenses and other.....  $  624,137    24%  $502,948  $1,085,985    25%  $  868,668
   Percentage of revenues.        47.6%            52.0%       45.9%              50.0%
   Services...............  $  687,236    48%  $464,236  $1,277,708    47%  $  870,319
   Percentage of revenues.        52.4%            48.0%       54.1%              50.0%
   Total revenues.........  $1,311,373    36%  $967,184  $2,363,693    36%  $1,738,987

  Licenses and Other Revenues. License revenues represent fees earned for granting customers licenses to use the Company's software products. License revenues also include revenues from the Company's systems integration business, documentation revenues and other miscellaneous revenues. License revenue growth rates were 24% and 39% in the second quarters of fiscal 1997 and 1996, respectively, and 25% and 32% in the first half of fiscal 1997 and 1996, respectively. The Company's license revenues continue to benefit from an overall increase in market demand for database and related products and increased market acceptance of the Company's relational DBMS and applications products. The Company believes that the lower license revenue growth rate experienced in the second quarter and first half of fiscal 1997 was due primarily to continued weakness in the performance of certain of its international subsidiaries, most notably in Europe.

  Service Revenues. Support, consulting and education services revenues in the second quarter and first half of fiscal 1997 each increased from the corresponding periods of fiscal 1996. The Company's support revenues continued to constitute the largest portion of service revenues in the second quarter and first half of fiscal 1997. Support revenues grew 50% and 48% in the second quarter and first half of fiscal 1997 when compared to the corresponding periods in fiscal 1996. This growth reflects the continued increase in the installed base of the Company's products under support contracts as well as an increase in the number of customers electing higher support service offerings. Consulting and education services grew 46% in both the second quarter and first half of fiscal 1997 when compared to the corresponding periods in fiscal 1996. The Company continued to expand its services to assist customers in the use and implementation of applications based on the Company's products.

 OPERATING EXPENSES

                               THREE MONTHS ENDED          SIX MONTHS ENDED
                            -------------------------  -------------------------
                            NOV. 30,         NOV. 30,  NOV. 30,         NOV. 30,
                              1996    CHANGE   1995      1996    CHANGE   1995
                            --------  ------ --------  --------  ------ --------
  Sales and marketing.....  $454,688    27%  $356,650  $814,538    28%  $635,673
  Percentage of revenues..      34.7%            36.9%     34.5%            36.6%
  Cost of services........  $377,483    48%  $255,422  $713,590    47%  $486,931
  Percentage of revenues .      28.8%            26.4%     30.2%            28.0%
  Research and development
   (1)....................  $135,300    45%  $ 93,272  $252,509    42%  $177,713
  Percentage of revenues..      10.3%             9.6%     10.7%            10.2%
  General and
   administrative.........  $ 69,714    22%  $ 57,228  $139,993    29%  $108,936
  Percentage of revenues .       5.3%             5.9%      5.9%             6.3%
  Acquired in-process
   research and
   development ...........  $    --     --   $    --   $    --      *   $ 50,931
  Percentage of revenues .       --               --        --               2.9%

--------
 * Not meaningful
(1) Pursuant to Statement of Financial Accounting Standards No. 86, the Company capitalized software development costs equal to 0.6% and 1.3% of total revenues during the second quarters of fiscal 1997 and 1996, respectively, and 0.7% and 1.5% of total revenues in the first half of fiscal 1997 and 1996, respectively.

  International expenses were favorably affected in the second quarter and first half of fiscal 1997 when compared to the corresponding periods in the prior year due to the strengthening of the U.S. dollar against certain major international currencies.

  Sales and Marketing Expenses. The Company continues to place significant emphasis, both domestically and internationally, on direct sales through its own sales force. However, the Company also continues to market its products through indirect channels in order to increase market share while reducing distribution costs. As a percentage of total revenues, sales and marketing expenses decreased in the second quarter and first half of fiscal 1997 when compared to the corresponding periods of fiscal 1996 due primarily to increased revenue levels. To a lesser extent, the decrease in the first half of fiscal 1997 was also due to revisions made in the first quarter of fiscal 1997 to certain prior fiscal year compensation-related accruals that resulted from changes in the amounts of estimated liabilities based on actual payments made. Included in sales and marketing expenses is the amortization of capitalized software development costs (see below).

  Cost of Services. The cost of providing services consists largely of consulting, education, and support personnel expenses. As a percentage of service revenues, cost of services was 55% of revenues in the second quarters of both fiscal 1997 and 1996, and 56% in the first half of both fiscal 1997 and 1996.

  Research and Development Expenses. Research and development expenses for the second quarters of both fiscal 1997 and 1996 would have been 11% of total revenues without the capitalization of software development costs in accordance with Statement of Financial Accounting Standards No. 86. Before considering the impact of software capitalization, research and development expenses increased 35% from the second quarter of fiscal 1996 and 33% from the first half of fiscal 1996 to the corresponding periods of fiscal 1997 (45% and 42% after the adjustment for software capitalization). A portion of this increase was due to research and development staff hired in connection with the acquisition of the on-line analytical processing business of Information Resources, Inc. The Company capitalized approximately $7,383,000 and $12,764,000 during the second quarters of fiscal 1997 and 1996, respectively, and $16,891,000 and $25,350,000 in the corresponding six month periods. Amortization of capitalized software development costs is charged to sales and marketing expenses and totaled $7,521,000 and $12,975,000 in the second quarters of fiscal 1997 and 1996, respectively, and $17,139,000 and $25,907,000 in the corresponding six month periods. The Company believes that research and development expenditures are essential to maintaining its competitive position and expects these costs to continue to constitute a significant percentage of revenues.

  General and Administrative Expenses. General and administrative expenses as a percentage of revenues decreased in the second quarter and first half of fiscal 1997 as compared to the corresponding periods in fiscal 1996, primarily because of higher revenue levels.

  Acquired In-Process Research and Development. Based on the results of a third-party appraisal, the Company recorded a special charge of $50,931,000 in the first quarter of fiscal 1996 to expense in-process research and development costs related to the acquisition of the on-line analytical processing business of Information Resources, Inc.

 OTHER INCOME (EXPENSE)

                                 THREE MONTHS ENDED        SIX MONTHS ENDED
                              ------------------------ -------------------------
                              NOV. 30,        NOV. 30, NOV. 30,         NOV. 30,
                                1996   CHANGE   1995     1996    CHANGE   1995
                              -------- ------ -------- --------  ------ --------
  Other income (expense).....  $6,275   123%   $2,814  $13,605     35%  $10,082
  Percentage of revenues ....     0.5%            0.3%     0.6%             0.6%

  Changes in non-operating expenses primarily reflect fluctuations in interest income and expense related to changes in cash and debt balances and interest rates. They also reflect foreign exchange and other miscellaneous income and expense items. Additionally, the Company realized a gain of approximately $3.1 million during the first three months of fiscal 1996 related to the sale of certain investment securities.

 PROVISION FOR INCOME TAXES

                               THREE MONTHS ENDED          SIX MONTHS ENDED
                            -------------------------  -------------------------
                            NOV. 30,         NOV. 30,  NOV. 30,         NOV. 30,
                              1996    CHANGE   1995      1996    CHANGE   1995
                            --------  ------ --------  --------  ------ --------
  Provision for income
   taxes..................  $100,967    43%  $70,525   $164,401    67%  $98,221
  Percentage of revenues .       7.7%            7.3%       7.0%            5.6%

  The Company's estimated effective tax rate for the first half of fiscal 1997 was 36% as compared to a 34% tax rate in the corresponding period of fiscal 1996.

 NET INCOME AND EARNINGS PER SHARE

                               THREE MONTHS ENDED          SIX MONTHS ENDED
                            -------------------------  -------------------------
                            NOV. 30,         NOV. 30,  NOV. 30,         NOV. 30,
                              1996    CHANGE   1995      1996    CHANGE   1995
                            --------  ------ --------  --------  ------ --------
  Net income..............  $179,496    31%  $136,901  $292,267    53%  $190,664
  Percentage of revenues .      13.7%            14.2%     12.4%            11.0%
  Earnings per share......  $   0.27    35%  $   0.20  $   0.43    54%  $   0.28

RESULTS OF OPERATIONS FOR THE YEARS ENDED MAY 31, 1994, 1995 AND 1996

  In fiscal 1996, 1995, and 1994, the Company continued to improve its operating margins (prior to the effect of the fiscal 1996 adjustment for acquired in-process research and development) over the corresponding prior year periods due to increases in revenue growth, coupled with lower research and development and general and administrative expenses as a percentage of revenues. The Company's revenue growth rate was 42%, 48% and 33% in fiscal 1996, 1995, and 1994, respectively. Sales and marketing expenses continued to represent the largest category of operating expenses, constituting 37% of revenues in fiscal years 1996, 1995 and 1994. Cost of services as a percentage of total revenues increased to 26% in fiscal 1996 and 1995 from 25% in fiscal 1994. The Company's investment in research and development decreased to 10% of revenues in fiscal 1996 and 1995 from 12% of revenues in fiscal 1994, prior to the impact of capitalized software development costs. General and administrative expenses as a percentage of revenues decreased to 6% in fiscal 1996 and 1995 from 7% in fiscal 1994. Overall, operating income as a percentage of revenues was 21% (23% prior to the adjustment for acquired in-process research and development), 22%, and 21% in fiscal 1996, 1995 and 1994, respectively.

  Domestic revenues increased 47% and 52% in fiscal 1996 and 1995, respectively, while international revenues increased 39% and 46% in fiscal 1996 and 1995, respectively. International revenues were negatively affected in fiscal 1996 and positively affected in fiscal 1995 when compared to the corresponding prior year periods due to changes in the value of the U.S. dollar against certain major international currencies. International revenues expressed in local currency increased by approximately 41% and 34% in fiscal 1996 and 1995 respectively. Revenues from international customers were approximately 57%, 58%, and 59% of revenues in fiscal 1996, 1995, and 1994, respectively.

  Quarterly revenues reflect distinct seasonality. This seasonality, combined with uneven changes in sales and marketing expenses, created marked fluctuations in quarterly results of operations. Similar fluctuations may be expected in the future, although they will be somewhat mitigated as service revenues increase as a percentage of total revenues.

 REVENUES

                                 FISCAL             FISCAL             FISCAL
                               YEAR 1996   CHANGE YEAR 1995   CHANGE YEAR 1994
                               ----------  ------ ----------  ------ ----------
  Licenses and other.......... $2,296,572    37%  $1,673,731    44%  $1,163,808
  Percentage of revenues......       54.4%              56.4%              58.2%
  Services.................... $1,926,728    49%  $1,293,147    54%  $  837,339
  Percentage of revenues......       45.6%              43.6%              41.8%
  Total revenues.............. $4,223,300    42%  $2,966,878    48%  $2,001,147

  Licenses and Other Revenues. During the past three fiscal years, the Company's customer and product base has broadened as the Company has increased both the number of channels that it uses to market its products, as well as the number of computers and operating systems on which its relational DBMS operates, and as additional software products have been acquired or introduced. License revenues for software used on computers utilizing the UNIX operating system decreased to 70% of license revenues in fiscal 1996 from 73% in fiscal 1995 and 71% in fiscal 1994. License revenues for use on desktop computers increased from 17% in both fiscal 1994 and 1995 to 19% in fiscal 1996. License revenues from software for use on computers utilizing other proprietary operating systems, including DEC, IBM, and other proprietary vendors were 11%, 10% and 12% in fiscal 1996, 1995, and 1994, respectively.

  Excluding the systems integration business, which continues to represent an increasingly smaller percentage of total revenues, license and other revenues increased 39% and 45% in fiscal 1996 and 1995, respectively. The Company believes that the year over year growth rates were due primarily to an overall increase in market demand for database and related products and increased market acceptance of the Company's relational DBMS and applications products and the addition of revenues generated from the acquisition of the Rdb and repository businesses of Digital Equipment Corporation and the on-line analytical processing business of Information Resources, Inc. The lower license and other growth rate experienced in fiscal 1996 was due primarily to a negative currency impact in fiscal 1996 combined with a positive currency impact in fiscal 1995.

  Services Revenues. Support, consulting and education services revenues each increased in fiscal 1996 and 1995 over the corresponding prior year levels. The Company's support revenues continued to constitute the largest portion of services revenues and grew 55% and 53% in fiscal 1996 and 1995, respectively. This growth reflects the continued increase in the installed base of the Company's products under support contracts and support revenues associated with the acquisition of the Rdb and repository businesses of Digital Equipment Corporation and the on-line analytical processing business of Information Resources, Inc. acquired in 1994 and 1995, respectively. Consulting and education services grew 44% and 56% in fiscal 1996 and 1995, respectively, as the Company continued to expand its services to assist customers in the use and implementation of applications based on the Company's products.

 OPERATING EXPENSES

                                 FISCAL             FISCAL           FISCAL YEAR
                               YEAR 1996   CHANGE YEAR 1995   CHANGE    1994
                               ----------  ------ ----------  ------ -----------
Sales and marketing..........  $1,549,231    40%  $1,103,345    47%   $749,796
Percentage of revenues.......        36.7%              37.2%             37.5%
Cost of services.............  $1,096,013    41%  $  779,012    56%   $499,213
Percentage of revenues.......        26.0%              26.3%             24.9%
Research and development (1).  $  389,093    49%  $  260,597    32%   $197,086
Percentage of revenues.......         9.2%               8.8%              9.8%
General and administrative...  $  233,141    34%  $  174,203    29%   $135,099
Percentage of revenues.......         5.5%               5.9%              6.8%
Acquired in-process research
 and development.............  $   50,931     *          --     --         --
Percentage of revenues.......         1.2%               --                --

--------
 * Not meaningful

(1) Pursuant to Statement of Financial Accounting Standards No. 86, the Company capitalized software development costs equal to 1.1%, 1.6%, and 1.9% of total revenues during fiscal 1996, 1995, and 1994, respectively.

  Similar to the trend in international revenues, the Company's international expense growth rates were positively affected in fiscal 1996 and negatively affected in fiscal 1995 when compared to the corresponding prior year period due to changes in the value of the U.S. dollar against certain major international currencies.

  Sales and Marketing Expenses. As a percentage of total revenues, sales and marketing expenses decreased in both fiscal 1996 and 1995 when compared to the corresponding prior years, primarily as a result of higher revenue levels. The decrease in fiscal 1996 was also due in part to revisions made in the first quarter of fiscal 1996 to certain prior fiscal year compensation-related accruals based on actual payments made. Included in sales and marketing expenses is the amortization of capitalized software development costs (see below) which was essentially unchanged between years and, thus, contributed to the decrease in sales and marketing expenses as a percentage of revenues.

  Cost of Services. As a percentage of services revenues, cost of services were 57% in fiscal 1996, having decreased from 60% in both fiscal 1995 and fiscal 1994. The Company's service margins have been positively affected versus the prior year periods due primarily to higher margins in the consulting area and a higher percentage of support revenues which have higher margins than consulting and education revenues.

  Research and Development Expenses. Research and development expenses would have been 10% of total revenues in fiscal 1996 and 1995, and 12% of total revenues in fiscal 1994, without the capitalization of software development costs in accordance with Statement of Financial Accounting Standards No. 86. Before considering the impact of software capitalization, research and development expenses increased 42% in fiscal 1996 versus a 31% increase in fiscal 1995. A portion of this increase was due to research and development staff hired in connection with the acquisition of the Rdb and repository businesses of Digital Equipment Corporation and the on-line analytical processing business of Information Resources, Inc. The Company capitalized $48,031,000, $48,187,000, and $38,067,000, of computer software development costs in fiscal 1996, 1995, and 1994, respectively, which represented 11% of total expenditures for research and development in fiscal 1996 and 16% in fiscal 1995 and 1994. Amortization of capitalized software development costs totaled $48,815,000, $48,662,000, and $39,318,000, in fiscal
1996, 1995, and 1994, respectively.

  General and Administrative Expenses. General and administrative expenses as a percentage of revenues decreased in both fiscal 1996 and 1995 as compared to their corresponding prior year periods, primarily because of higher revenue levels.

  Acquired In-Process Research and Development. Based on the results of a third-party appraisal, the Company recorded a special charge of $50,931,000 in the first quarter of fiscal 1996 to expense in-process research and development costs related to the acquisition of the on-line analytical processing business of Information Resources, Inc.

 OTHER INCOME (EXPENSE)

                               FISCAL YEAR        FISCAL YEAR        FISCAL YEAR
                                  1996     CHANGE    1995     CHANGE    1994
                               ----------- ------ ----------- ------ -----------
Other income (expense)........   $14,619     58%    $9,261     164%    $3,510
Percentage of revenues........       0.3%              0.3%               0.2%

  Changes in other income and non-operating expenses primarily reflect fluctuations in interest income and expense related to changes in cash and debt balances and interest rates, as well as foreign exchange and other miscellaneous items. Additionally, the Company realized a gain of approximately $3.1 million and $1.8 million during the first quarter of fiscal 1996 and 1995, respectively, related to the sale of certain marketable securities.

 PROVISION FOR INCOME TAXES

                               FISCAL YEAR        FISCAL YEAR        FISCAL YEAR
                                  1996     CHANGE    1995     CHANGE    1994
                               ----------- ------ ----------- ------ -----------
Provision for income taxes....  $316,231     45%   $217,464     56%   $139,743
Percentage of revenues........       7.5%               7.3%               7.0%

  The Company's effective tax rates have historically differed from the federal statutory rate primarily because of tax credits, certain Foreign Sales Corporation income that is not taxed, state taxes, foreign income taxes provided at rates greater than the federal statutory rate, as well as foreign losses that could not be utilized. The effective tax rate was 34.4% in fiscal 1996 and 33% in fiscal 1995 and 1994.

 NET INCOME AND EARNINGS PER SHARE

                               FISCAL YEAR        FISCAL YEAR        FISCAL YEAR
                                  1996     CHANGE    1995     CHANGE    1994
                               ----------- ------ ----------- ------ -----------
Net income....................  $603,279     37%   $441,518     56%   $283,720
Percentage of revenues........      14.3%              14.9%              14.2%
Earnings per share:...........  $   0.90     36%   $   0.66     56%   $   0.43

FACTORS THAT MAY AFFECT FUTURE RESULTS

  The Company operates in a rapidly changing environment that involves numerous risks, some of which are beyond the Company's control. The following discussion highlights some of these risks.

  Management of Growth. The Company has a history of rapid growth. The Company's future operating results will depend on management's ability to manage growth, continuously hire and retain significant numbers of qualified employees, forecast revenues and control expenses. An unexpected decline in the growth rate of revenues without a corresponding and timely slowdown in expense growth could have a material adverse effect on the Company's business, results of operations or financial condition.

  Competitive Environment. The computer software industry is an intensely competitive industry with several large vendors that develop and market databases, applications, development tools or decision support products. Certain of these vendors have significantly more financial and technical resources than the Company. If new competitive products are introduced into one or more of the Company's various markets, the Company's business could be adversely affected. In addition, new distribution methods (e.g. electronic channels) and opportunities presented by the Internet have removed many of the barriers to entry historically faced by small and start-up companies in the software industry. The Company expects to face increasing competition from such companies in the various markets in which it competes.

  Pricing. Intense competition in the various markets in which the Company competes may put pressure on the Company to reduce prices on certain products, particularly in the enterprise and departmental database marketplace where certain vendors offer deep discounts in an effort to recapture or gain marketshare. In addition, the bundling of software products for promotional purposes or as a long-term pricing strategy by certain of the Company's competitors could have the effect over time of significantly reducing the prices that the Company can charge for its products. Shifts toward the use of operating systems on which the Company experiences relatively greater price competition could result in lower average license prices and thereby reduced license revenues for the Company. Any such price reductions and resulting lower license revenues could adversely affect the Company's results of operations and financial condition if the Company cannot offset these price reductions with a corresponding increase in sales volumes.

  Industry Growth and Economic Conditions. The strength and profitability of the Company's business depends on the overall demand for computer software and growth in the computer industry. Because the Company's sales are primarily to major corporate, government, education and other business customers, the Company's business also partly depends on general economic and business conditions. A softening of demand for computer software, caused by a weakening of the economy or otherwise, may result in decreased revenues or declining revenue growth rates for the Company.

  New Products. The markets for the Company's products are characterized by rapid technological advances in hardware and software development, evolving standards in computer hardware and software technology, and frequent new product introductions and enhancements. Product introductions and short product life cycles necessitate high levels of expenditure for research and development. To maintain its competitive position, the Company must enhance and improve existing products and continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. The Company's inability to port to or run on new or increasingly popular operating systems, or the Company's failure to successfully position and/or price its products, could have a material adverse effect on the Company's operating results.

  Significant undetected errors or delays in new products or new versions of a product may affect market acceptance of the Company's products and adversely affect operating results. If the Company were to experience delays in the commercialization and introduction of new or enhanced products, if customers were to experience significant problems with the implementation and installation of products or if customers were dissatisfied with product functionality or performance, the Company's business and operating results could be materially adversely affected.

  There can be no assurance that the Company's new products will achieve significant market acceptance or will generate significant revenue. Additional products that the Company plans to market in the future are in various stages of development. Some of these products, such as network computer and on-line analytical processing (OLAP) products, are in business areas that are new to the Company's product development and sales and product marketing personnel. See "--New Business Areas."

  Uneven Patterns of Quarterly Operating Results. The Company's revenues in general, and its license revenues in particular, are relatively difficult to forecast and vary from quarter to quarter due to various factors, including
(i) the relatively long sales cycles for the Company's products, (ii) the size and timing of individual license transactions, (iii) the timing of the introduction of new products or product enhancements by the Company or its competitors, (iv) the potential for delay or deferral of customer implementations of the Company's software, (v) changes in customer budgets, and (vi) seasonality of technology purchases and other general economic conditions. Accordingly, the Company's quarterly results are difficult to predict until the end of the quarter, and delays in product delivery or closing of sales near the end of a quarter can cause quarterly revenues and net income to fall significantly short of anticipated levels.

  The Company's license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Because the Company's operating expenses are based on anticipated revenue levels and because a high percentage of the Company's expenses are relatively fixed, a delay in the recognition of revenue from even a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could cause net income to fall significantly short of anticipated levels.

  Alternate Distribution Channels. The Company historically has relied heavily on its direct sales force. However, the Company is moving increasingly toward indirect, electronic and other alternate distribution channels to meet competitive demands. There can be no assurances that the Company will be successful in shifting to these alternate distribution channels. If the Company is not successful, the Company may lose significant sales opportunities.

  Uncertainty of Emerging Areas. The impact on the Company of emerging areas such as the Internet, on-line services and electronic commerce is uncertain. There can be no assurances that the Company will be able to provide a product offering that will satisfy new customer demands in these areas. In addition, standards for network protocols, as well as other industry adopted and de facto standards for the Internet, are evolving rapidly. There can be no assurances that standards chosen by the Company will position its products to compete effectively for business opportunities as they arise on the Internet and other emerging areas.

  New Business Areas. The Company has in recent years diversified into a number of new business areas including Internet, on-line services, electronic commerce, interactive media applications and data warehousing. It also has begun to develop hardware reference specifications and to promote the use of network computers. These areas are new to the Company's product development and sales and marketing personnel. There is no assurance that the Company will compete effectively or will generate significant revenues in these new areas. The Company's success with its current network computer products and network computers generally is difficult to predict because network computers represent a method of computing that is new to the entire computer industry. The successful introduction of network computers to the market will depend in large measure on the commitment by hardware vendors to manufacture, promote and distribute network computers. There can be no assurance that sufficient numbers of hardware vendors will undertake this commitment, that the market will accept network computers or that they will generate significant revenues to the Company. See "--New Products."

  Hiring and Retention of Employees. The Company's continued growth and success depends to a significant extent on the continued service of senior management and other key employees and the hiring of new qualified employees. Competition for highly-skilled business, product development, technical and other personnel is intense, particularly in the strong economic cycle currently prevailing for high technology companies. There can be no assurances that the Company will be successful in continuously recruiting new personnel and in retaining existing personnel. None of the Company's employees is subject to a long-term employment or a noncompetition agreement. The loss of one or more key employees or the Company's inability to attract additional qualified employees or retain other employees could have a material adverse effect on the continued growth of the Company. In addition, the Company may experience increased compensation costs in order to compete for skilled employees.

  International Sales. A substantial portion of the Company's revenues is derived from international sales and is therefore subject to the risks attendant thereto, including the general economic conditions in each country, the overlap of different tax structures, the difficulty of managing an organization spread over various countries, changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions and changes in tariff rates.

  A significant portion of the Company's business is conducted in currencies other than the U.S. dollar. Changes in the value of major foreign currencies relative to the value of the U.S. dollar therefore could adversely affect future revenues and operating results. Foreign currency transaction gains and losses are primarily related to sublicense fee agreements between the Company and selling distributors and subsidiaries. These gains and losses are charged against earnings in the period incurred.

  The Company has reduced its transaction and translation gains and losses associated with converting foreign currencies into U.S. dollars by using forward foreign exchange contracts to hedge transaction and translation exposures in major currencies. Such contracts meet the criteria established in FASB 52 for hedge accounting treatment. The Company finds it impractical to hedge all foreign currencies in which it conducts business. As a result, the Company will continue to experience foreign currency gains and losses.

  Risks Associated with Future Acquisitions. As part of its business strategy, the Company has acquired, effective January 1, 1997, Datalogix International, Inc. ("Datalogix") and as a result of such acquisition the Company will incur a charge to earnings of approximately $40 million in the third quarter of fiscal 1997. The Company expects to make acquisitions of, or significant investments in, businesses that offer complementary products, services and technologies. The current Datalogix acquisition and any future acquisitions or investments will be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the acquired businesses, the potential disruption of the Company's ongoing business, the inability of management to maximize the financial and strategic position of the Company, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and clients as a result of any integration of new management personnel. These factors could have a material adverse effect on the Company's business, results of operations or financial condition. The Company has paid cash to acquire Datalogix and expects that the consideration paid for future acquisitions, if any, could be in the form of cash, stock, rights to purchase stock or a combination thereof.

  Relative Product Profitability. Certain of the Company's revenues are derived from products which, as a percentage of revenues, currently require a higher level of development, distribution and support expenditures compared to certain of its other core products. To the extent that revenues generated from such products become a greater percentage of the Company's total revenues, the Company's operating margins may be adversely affected, unless the expenses associated with such products decline as a percentage of revenues.

  Enforcement of the Company's Intellectual Property Rights. Despite the Company's efforts to protect its intellectual property rights, it may be possible for unauthorized third parties to copy certain portions of the Company's products or to reverse engineer or obtain and use technology or other information that the Company regards as proprietary. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Accordingly, there can be no assurance that the Company will be able to protect its proprietary technology against unauthorized third party copying or use, which could adversely affect the Company's competitive position.

  The Company from time to time receives notices from third parties claiming infringement by the Company's products of third party patent and other intellectual property rights. The Company expects that software products will increasingly be subject to such claims as the number of products and competitors in the Company's industry segments grows and the functionality of products overlap. Regardless of its merit, any such claim could be time-consuming, result in costly litigation and require the Company to enter into royalty and licensing agreements which may not be offered or available on terms acceptable to the Company. If a successful claim is made against the Company and the Company fails to develop or license a substitute technology, the Company's business and operating results could be materially adversely affected.

  Long-term Investment Cycle. Developing and localizing software is expensive and the investment in product development often involves a long payback cycle. The Company's plans for its fiscal year ended May 31, 1997 include significant investments in software research and development and related product opportunities from which significant revenues are not anticipated for several years.

LIQUIDITY AND CAPITAL RESOURCES

                                  FISCAL YEAR ENDED MAY 31               SIX MONTHS ENDED
                          ----------------------------------------- --------------------------
                                                                     NOV. 30,         NOV. 30,
                            1996   CHANGE   1995   CHANGE    1994      1996    CHANGE   1995
                          -------- ------ -------- ------  -------- ---------- ------ --------
Working capital.........  $829,501   48%  $562,045   43%   $393,511 $1,029,588   62%  $634,990
Cash, cash equivalents
 and cash investments...  $840,908   51%  $585,818   26%   $464,758 $  891,587   59%  $562,088
Cash provided by operat-
 ing activities ........  $889,157   56%  $568,684   28%   $443,451 $  248,743    2%  $242,797
Cash used for investing
 activities.............  $551,448   11%  $495,769   84%   $269,888 $  374,996   62%  $231,806
Cash used for financing
 activities.............  $ 88,291  451%  $ 16,034  (69%)  $ 51,305 $   33,526    *   $(11,007)

--------
*  Not meaningful

  Working capital increased in both fiscal 1996 and 1995 and the first half of fiscal 1997 over the corresponding prior year periods, due primarily to increased cash flow from operations, which resulted in higher cash levels.

  The Company generated higher positive cash flows from operations in both fiscal 1996 and 1995, due primarily to improved profitability and strong cash collections. The Company generated higher positive cash flows from operations in the first half of fiscal 1997 over fiscal 1996, due primarily to improved profitability, which was partially offset by larger cash payments for income taxes and payments of other accrued liabilities.

  Cash used for investing activities increased in fiscal 1996 as compared to the corresponding prior year period due primarily to higher capital expenditures. Additionally, in fiscal 1996, the Company completed the acquisition of the on-line analytical processing business of Information Resources, Inc., including all related software products for $100 million in cash on July 27, 1995. Cash used for investing activities increased in fiscal 1995 over 1994 due in part to the acquisition of the Rdb database and repository businesses of Digital Equipment Corporation for $108 million in cash. The Company expects to continue to invest in capital assets and capitalized software development activities to support its growth.

  The Company's Board of Directors has approved the repurchase of up to 37 million shares of Common Stock on the open market to reduce the dilutive effect of the Company's stock plans. Pursuant to this repurchase program, the Company purchased 2,552,500 shares of the Company's Common Stock for approximately $109,876,000 during the first half of fiscal 1997, 4,478,134 shares of the Company's Common Stock for approximately $113,087,000 in fiscal 1996, 4,201,875 shares of the Company's common stock for approximately $75,859,000 in fiscal 1995, 6,221,250 shares of the Company's Common Stock for approximately $81,157,000 in fiscal 1994, and 7,215,750 shares of the Company's Common Stock for approximately $43,626,000 in fiscal 1993. The Company used cash flow from operations to repurchase the Company's Common Stock, and to invest in working capital and other assets to support its growth.

  In December 1996, the Company entered into a seven year master lease facility which provides for the construction or purchase of up to $150 million of property and improvements to be leased to the Company. The Company's obligation to make lease payments generally will begin as property is constructed or purchased. The Company's obligations under the lease facility currently are collateralized by U.S. treasury securities. The Company has the discretion to substitute other collateral for the treasury securities. The Company may, at its option, purchase the leased properties during the term of the lease at approximately the amount expended by the lessor to construct or purchase such properties. In the event that the Company does not exercise its purchase option, the Company has agreed to guarantee that the properties will have a specified residual value which will be determined at the lease inception date for each property.

  In December 1991, the Company entered into an $80 million subordinated note purchase agreement with Nippon Steel Corporation ("NSC") which was terminated on March 1, 1996 upon the redemption in full of the subordinated note by the Company. In connection with this agreement, the Company also entered into a strategic relationship with NSC to target major customers and industries in Japan; this relationship continues even though the subordinated note was redeemed. NSC has committed to purchase from the Company an ownership position of up to twenty-five percent of Oracle Corporation Japan, an indirect wholly owned subsidiary of the Company, if shares in Oracle Corporation Japan are sold to the public as a part of an initial public offering. The per share price of the stock would be the same as the price of the stock offered in the initial public offering. NSC has agreed not to acquire shares of Oracle Corporation Japan beyond the twenty-five percent interest and has agreed not to acquire any shares of the Company, subject to certain exceptions.

  At November 30, 1996, the Company had outstanding debt of $13,049,000 primarily in the form of other notes payable and capital leases. Subsequent to November 30, 1996, the Company incurred $50 million of short-term debt which was used to repurchase the Company's Common Stock pursuant to the Company's stock repurchase program. See "Use of Proceeds."

  The Company anticipates that current cash balances, anticipated cash flows from operations, and the proceeds of the sale of the Senior Notes offered by this Prospectus Supplement will be sufficient to meet its working capital and capital expenditure needs at least through the next twelve months.

                          DESCRIPTION OF SENIOR NOTES

  The following description of the particular terms of the Senior Notes offered hereby (referred to in the Prospectus as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Senior Notes is qualified in its entirety by reference to the Indenture referred to in the Prospectus. Capitalized terms not otherwise defined herein or in the accompanying Prospectus have the meanings given to them in the Indenture.

GENERAL

  The 2004 Senior Notes and the 2007 Senior Notes offered hereby each constitute a series of debt securities under the Indenture, limited, with respect to each series, to $150 million aggregate principal amount. The
2004 Senior Notes will mature on February   , 2004 and the 2007 Senior Notes
will mature on February   , 2007. The Senior Notes will bear interest at the
rate shown in their respective title from February   , 1997, or from the most
recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on February 15 and August 15 of each year, commencing August 15, 1997, to the persons in whose names the Senior Notes (or any predecessor Senior Notes) are registered at the close of business on the February 1 or August 1, as the case may be, next preceding such Interest Payment Date.

  The Senior Notes will be unsecured general obligations of the Company that will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding.

  The defeasance and covenant defeasance provisions of the Indenture described under the caption "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Senior Notes.

  The covenant provisions of the Indenture described under the caption "Description of Debt Securities -- Certain Covenants of the Company" in the accompanying Prospectus will apply to the Senior Notes.

  The Senior Notes do not provide for any sinking fund and are not redeemable prior to maturity.

BOOK-ENTRY SYSTEM

  The 2004 Senior Notes and the 2007 Senior Notes will each be represented by one or more Global Notes (collectively, the "Global Note") registered in the name of a nominee of The Depository Trust Company, as Depositary. The provisions set forth under "Description of Debt Securities--Book-Entry System" in the accompanying Prospectus will be applicable to the Senior Notes.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement, dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amount of Senior Notes set forth opposite their respective names below:

                                               PRINCIPAL AMOUNT PRINCIPAL AMOUNT
                                                OF 2004 SENIOR   OF 2007 SENIOR
                      NAME                          NOTES            NOTES
                      ----                     ---------------- ----------------
   Morgan Stanley & Co. Incorporated.........    $                $
   Goldman, Sachs & Co.......................
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated.........................
                                                 ------------     ------------
     Total...................................    $150,000,000     $150,000,000
                                                 ============     ============

  The Underwriting Agreement provides that the obligation of the several Underwriters to pay for and accept delivery of the Notes is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Senior Notes if any are taken.

  The Underwriters initially propose to offer part of the Senior Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of    % of the principal amount of the 2004 Senior
Notes and    % of the 2007 Senior Notes, respectively. Any Underwriter may
allow, and such dealers may reallow, a concession not in excess of    % of the
principal amount of the 2004 Senior Notes and    % of the 2007 Senior Notes,
respectively, to certain other dealers. After the initial offering of the Senior Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Company does not intend to apply for listing of the Senior Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Senior Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Senior Notes and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Senior Notes.

  From time to time, certain of the Underwriters or their affiliates have provided, and may continue to provide, investment banking services to the Company.

                                 LEGAL MATTERS

  Certain legal matters in connection with the offering of the Senior Notes will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

PROSPECTUS

                        [LOGO OF ORACLE APPEARS HERE]

                               DEBT SECURITIES

                               ----------------

  Oracle Corporation ("Oracle" or the "Company") from time to time may offer its debt securities consisting of senior debentures, notes, bonds and/or other evidences of indebtedness in one or more series ("Debt Securities") with an aggregate initial public offering price of up to $350,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, including European Currency Units ("ECU"). The Debt Securities may be offered in separate series in amounts, at prices, and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

  The Debt Securities may be sold for U.S. Dollars, one or more foreign currencies or amounts determined by reference to an index and the principal of and any interest on the Debt Securities may likewise be payable in U.S. Dollars, one or more foreign currencies or amounts determined by reference to an index.

  The Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. See "Description of Debt Securities."

  The specific terms of the Debt Securities in respect of which this Prospectus is being delivered (the "Offered Debt Securities"), including where applicable the specific designation, aggregate principal amount, currency, denomination, maturity, premium, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or the holder or for sinking fund payments, and the initial public offering price will be set forth in an accompanying Prospectus Supplement. See "Description of Debt Securities."

  The Debt Securities may be sold through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. The Debt Securities also may be sold directly by the Company or through agents designated from time to time. If any underwriters or agents are involved in the sale of the Debt Securities, their names, the principal amount of Debt Securities to be purchased by them and any applicable fee, commission or discount arrangements with them will be set forth in a Prospectus Supplement. See "Plan of Distribution."

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

February 12, 1997

  IN CONNECTION WITH THE OFFERING OF CERTAIN DEBT SECURITIES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF SUCH DEBT SECURITIES OR OTHER SECURITIES OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                             AVAILABLE INFORMATION

  Oracle is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, referred to herein as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities, reference is hereby made to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected, without charge, at the offices Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents filed with the Commission (File No. 0-14376) pursuant to the Exchange Act are incorporated herein by reference:

  1. The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1996, as filed with the Commission on July 25, 1996, as amended by its Form 10-K/A filed with the Commission on August 9, 1996; and

  2. The Company's Quarterly Reports on Form 10-Q for the quarters ended August 31 and November 30, 1996 filed with the Commission on October 15, 1996 and January 10, 1997, respectively.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, 500 Oracle Parkway, Redwood City, California 94065, Attention: Investor Relations (telephone number: (415) 506-4073).

                                  THE COMPANY

  Oracle is the world's leading independent supplier of software for information management. In 1979, the Company introduced the first commercially available relational database management system for the storing, manipulating and sharing of information. The Company's primary information management products can be categorized in three primary product families: Server Technologies (distributed database servers, connectivity products and gateways), Application Development and Business Intelligence Tools (application design, application development, and data access tools) and Client Server Business Applications (modules for finance and administration, manufacturing, distribution and human resources). The Company's principal product is a multimedia, relational database management system ("DBMS") that runs on a broad range of computers, including massively parallel, clustered, symmetrical multi-processing, minicomputers, workstations, personal computers and laptop computers and over 85 different operating systems, primarily UNIX, Digital, VAX, Windows NT and Netware. Oracle7 relational DBMS is a key component of Oracle(R) Universal Server, a database server for relational, video, audio, text, messaging, spatial and other types of data. The Company's Application Development and Business Intelligence Tools and Client Server Business Applications also run on a broad range of operating systems including UNIX, Windows and Windows NT. The Company also offers consulting, education, support and systems integration services in support of its customers' use of the Company's software products.

  Oracle was incorporated on October 29, 1986 in connection with a reincorporation of the Company's predecessor in Delaware, which was completed on March 12, 1987. The Company's former primary operating subsidiary, Oracle Corporation, a California corporation, was incorporated in June 1977. In May 1995, Oracle Corporation was merged into Oracle Systems Corporation, a Delaware corporation, whose name was changed to Oracle Corporation. Unless the context otherwise requires, the "Company" or "Oracle" refers to Oracle Corporation, its predecessor and its subsidiaries. Oracle is a registered trademark of the Company. This Prospectus also contains trademarks of other companies that are used only for identification purposes. The principal executive offices of the Company are located at 500 Oracle Parkway, Redwood City, California 94065. The Company's telephone number is (415) 506-7000.

                                USE OF PROCEEDS

  Unless otherwise indicated in an accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities to increase working capital and for other general corporate purposes, including the repurchase of the Company's Common Stock pursuant to the Company's stock repurchase program.

               CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

  The following table sets forth the consolidated ratios of earnings to fixed charges of the Company for each of the fiscal years ended May 31, 1992 through 1996 and for the six months ended November 30, 1996.

                                                                                        SIX MONTHS
                FISCAL YEAR ENDED MAY 31,                                                 ENDED
   ------------------------------------------------------------------------            NOVEMBER 30,
   1992         1993             1994              1995              1996                  1996
   ----         ----             ----              ----              ----              ------------
   3.0x         6.0x             11.1x             13.9x             14.9x                14.3x

  The consolidated ratios of earnings to fixed charges were computed by dividing earnings by the fixed charges. For computation of such ratios of earnings to fixed charges, earnings consist of net income, to which has been added fixed charges, income taxes of the Company and its subsidiaries and the cumulative effect of the change in accounting principle of $43,470,000 in fiscal 1993. Fixed charges consist of consolidated interest and debt expense and one-third of consolidated rent expense, which approximates the interest factor.

  A substantial portion of the Company assets are held by the Company's foreign subsidiaries. The rights of the Company's creditors, including the holders of the Debt Securities, to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the claims of the subsidiary's creditors, which will take priority except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

                        DESCRIPTION OF DEBT SECURITIES

  The Company may offer under this Prospectus Debt Securities with an aggregate initial offering price of up to $350,000,000 (or the equivalent in foreign currency or currency units). The Debt Securities may be offered independently or together in any combination, as so specified in the applicable Prospectus Supplement.

  The following statements with respect to the Debt Securities are summaries of, and subject to, the detailed provisions of an indenture (the "Indenture") to be entered into by the Company and State Street Bank and Trust Company of California, N.A., as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference. Section and Article references used herein are references to the Indenture.

  The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements relating to such series.

GENERAL

  The Indenture will not limit the aggregate amount of Debt Securities which may be issued thereunder and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Company for each series. The Debt Securities will be senior unsecured obligations of the Company.

  The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Debt Securities ("Offered Debt Securities") in respect of which this Prospectus is being delivered: (a) the title of the Offered Debt Securities; (b) any limit on the aggregate principal amount of the Offered Debt Securities; (c) the Person to whom any interest on an Offered Debt Security shall be payable, if other than the person in whose name that Offered Debt Security is registered on the Regular Record Date; (d) the date or dates on which the principal of the Offered Debt Securities will be payable; (e) the rate or rates at which the Offered Debt Securities will bear interest, if any, or the method by which such rate or rates are determined, the date or dates from which such interest will accrue, the Interest Payment Dates on which any such interest on the Offered Debt Securities will be payable and the Regular Record Date for any interest payable on any Interest Payment Date, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;
(f) the place or places where the principal of and any premium and interest on the Offered Debt Securities will be payable; (g) the period or periods within which, the price or prices at which, and the terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (h) the obligation of the Company, if any, to redeem or repurchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of the Holders and the period or periods within which, the price or prices at which and the terms and conditions upon which such Offered Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation, and any provisions for the remarketing of such Offered Debt Securities; (i) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (j) the currency, currencies or currency units in which payment of principal of and any premium and interest on any Offered Debt Securities shall be payable if other than United States dollars; (k) any index, formula or other method used to determine the amount of payments of principal of and any premium and interest on the Offered Debt Securities; (l) if the principal of or any premium or interest on any Offered Debt Securities is to be payable, at the election of the Company or the Holders, in one or more currencies or currency units other than that or those in which such Offered Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on such Offered Debt Securities shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (m) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which will be payable upon declaration of the acceleration of the Maturity thereof; (n) the terms and conditions, if any, upon which any Offered Debt Securities may be converted into other securities or property; (o) the non-applicability, or variation, of the provisions described under "Certain Covenants of the Company;" (p) the applicability of any provisions described under "Defeasance and Covenant Defeasance;" (q) whether any of the Offered Debt Securities are to be issuable in permanent global form and, if so, the Depositary or Depositaries for such Global Security and the terms and conditions, if any, upon which interests in such Offered Debt Securities in global form may be exchanged, in whole or in part, for the individual Offered Debt Securities represented thereby; (r) the Security Registrar, if other than the Trustee, and the entity who will be the Paying Agent; (s) any Events of Default, with respect to the Offered Debt Securities of such series, if not otherwise set forth under "Events of Default;" and (t) any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indenture. (Section 301).

  Debt Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount from their principal amount. United States Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto.

  If any of the Debt Securities are sold for any foreign currency or currency unit or if principal of, premium, if any, or interest, if any, on any of the Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such Debt Securities and such foreign currency or currency unit will be specified in the Prospectus Supplement relating thereto.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registrable, at the office or agency of the Company maintained for such purpose and at any other office or agency maintained for such purpose. (Sections 305 and 1002). Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of $1,000 or integral multiples thereof. (Section 302). No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305).

  All moneys paid by the Company to a Paying Agent for the payment of principal, premium, if any, or interest, if any, on any Debt Security which remain unclaimed for two years after such principal, premium, or interest has become due and payable may be repaid to the Company, and thereafter the Holder of such Debt Security may look only to the Company for payment thereof. (Section 1003).

  In the event of any redemption, the Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Debt Securities of that series to be redeemed and ending at the close of business on the day of such mailing or
(ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part. (Section 305).

BOOK-ENTRY SYSTEM

  The provisions set forth below in this section headed "Book-Entry System" will apply to the Debt Securities of any series if the Prospectus Supplement relating to such series so indicates.

  The Debt Securities of such series will be represented by one or more global securities (collectively, a "Global Security") registered in the name of a depositary (the "Depositary") or a nominee of the Depositary identified in the Prospectus Supplement relating to such series. Except as set forth below, a Global Security may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary.

  Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with the Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters, dealers or agents. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of interests in such Global Security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in such Global Security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Depositary, or its nominee, is the registered holder and owner of such Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Debt Securities for all purposes of such Debt Securities and for all purposes under the Indenture. (Section 308). Except as set forth below or as otherwise provided in the applicable Prospectus Supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered to be the owners or holders of any Debt Securities under the Indenture or such Global Security. (Sections 305 and
308). Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Debt Securities under the Indenture or such Global Security. The Company understands that under existing industry practice, in the event the Company requests any action of Holders of Debt Securities or an owner of a beneficial interest in a Global Security desires to take any action that the Depositary, as the Holder of such Global Security is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  The Depositary has advised the Company as follows: The Depositary is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

  Payment of principal of and premium, if any, and interest, if any, on Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner and Holder of such Global Security. (Section 307).

  The Company expects that the Depositary, upon receipt of any payment of principal, premium, if any, or interest, if any, in respect of a Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary. The Company expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Neither the Company nor the

Trustee nor any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in such Global Security owning through such participants.

  Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

  Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities represented by a Global Security will be exchangeable for Debt Securities in definitive form of like tenor as such Global Security in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (a) the Depositary notifies the Company and the Trustee that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and a successor Depositary is not appointed by the Company within 90 days, (b) the Company in its sole discretion determines not to have all of the Debt Securities represented by a Global Security and notifies the Trustee thereof or (c) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the Debt Securities. (Section
305). Any Debt Security that is exchangeable pursuant to the preceding sentence is exchangeable for Debt Securities registered in such names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such Global Security. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

CERTAIN COVENANTS OF THE COMPANY

  Except as set forth below or as otherwise provided in the applicable Prospectus Supplement with respect to any series of Debt Securities, the Company is not restricted by the Indenture from incurring, assuming or becoming liable for any type of debt or other obligations, from paying dividends or making distributions on its capital stock or purchasing or redeeming its capital stock. With respect to the limitations in the Indenture on liens and sale and lease-back transactions described below, none of the Company's consolidated assets is currently subject to the restrictions of such limitations, either because such assets are not Principal Properties of the Company or any Restricted Subsidiary or are within the exceptions contained in such covenants, or because none of the Company's Subsidiaries is currently a Restricted Subsidiary. The Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the Indenture does not contain any provision that would require the Company to repurchase or redeem or otherwise modify the terms of any of its Debt Securities upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the Debt Securities.

  Unless otherwise indicated in the applicable Prospectus Supplement, certain covenants contained in the Indenture which are summarized below will be applicable (unless waived or amended) to the series of Debt Securities to which such Prospectus Supplement relates so long as any of the Debt Securities of such series are outstanding.

  Limitations on Liens. The Company covenants that it will not issue, incur, create, assume or guarantee, and will not permit any Restricted Subsidiary to issue, incur, create, assume or guarantee, any debt for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other encumbrance ("mortgages") upon any Principal Property of the Company or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares or indebtedness are now existing or owed or hereafter created or acquired) without in any such case effectively providing concurrently with the issuance, incurrence, creation, assumption or guaranty of any such secured debt, or the grant of a mortgage with respect to any such debt, that the Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guarantee by the Company or such Restricted Subsidiary ranking equally with the Debt Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured debt. The foregoing restriction, however, will not apply to: (a) mortgages on property, shares of stock or indebtedness or other assets of any corporation existing at the time such corporation becomes a Restricted Subsidiary, provided that such mortgages or liens are not incurred in anticipation of such corporation becoming a Restricted Subsidiary; (b) mortgages on property, shares of stock or indebtedness existing at the time of acquisition thereof by the Company or a Restricted Subsidiary (which may include property previously leased by the Company and leasehold interests thereon, provided that the lease terminates prior to or upon the acquisition) or mortgages thereon to secure the payment of all or any part of the purchase price thereof, or mortgages on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 270 days after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of improvements or the commencement of substantial commercial operation of such property for the purpose of financing all or any part of the purchase price thereof, such construction or the making of such improvements; (c) mortgages to secure indebtedness owing to the Company or to a Restricted Subsidiary; (d) mortgages existing at the date of the initial issuance of the Debt Securities of such series; (e) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, provided that such mortgage was not incurred in anticipation of such merger or consolidation or sale, lease or other disposition; (f) mortgages in favor of the United States of America or any State, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States of America or any State, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages; (g) mortgages created in connection with a project financed with, and created to secure, a Nonrecourse Obligation; or (h) extensions, renewals or replacements of any mortgage referred to in the foregoing clauses (a) through (g) without increase of the principal of the indebtedness secured thereby; provided, however, that any mortgages permitted by any of the foregoing clauses (a) through (g) shall not extend to or cover any property of the Company or such Restricted Subsidiary, as the case may be, other than the property specified in such clauses and improvements thereto. (Section 1008).

  Notwithstanding the restrictions outlined in the preceding paragraph, the Company or any Restricted Subsidiary will be permitted to issue, incur, create, assume or guarantee debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the Debt Securities, provided that after giving effect thereto, the aggregate amount of all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (h) above) does not exceed the greater of $300,000,000 or 10% of the Consolidated Net Tangible Assets of the Company. (Section 1008).

  Limitations on Sale and Lease-Back Transactions. The Company covenants that it will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, unless: (a) the Company or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage on the Principal Property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back transaction, without equally and ratably securing the Debt Securities, pursuant to the limitation in the Indenture on mortgages; or (b) the Company shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back transaction within 180 days of such sale to either (or a combination of) the retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of indebtedness for borrowed money of the Company or a Restricted Subsidiary that matures more than twelve months after the creation of such indebtedness or the purchase, construction or development of other comparable property. (Section 1009).

  Notwithstanding the restrictions outlined in the preceding paragraph, the Company or any Restricted Subsidiary will be permitted to enter into Sale and Lease-Back Transactions which would otherwise be subject to such restrictions, without applying the net proceeds of such transactions in the manner set forth in clause (b) above, provided that after giving effect thereto, the aggregate amount of such Sale and Lease-Back Transactions, together with the aggregate amount of all debt secured by mortgages not permitted by clauses (a) through
(h) under the limitation in the Indenture on mortgages, does not exceed the greater of $300,000,000 or 10% of the Consolidated Net Tangible Assets of the Company.

  Certain Definitions Applicable to Covenants. The term "Attributable Debt" when used in connection with a Sale and Lease-Back Transaction involving a Principal Property shall mean, at the time of determination, the lesser of:
(a) the fair value of such property (as determined in good faith by the Board of Directors of the Company); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the Debt Securities of each series outstanding pursuant to the Indenture compounded semi-annually in either case as determined by the principal accounting or financial officer of the Company. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

  The term "Consolidated Net Assets" shall mean, as of any particular time, the aggregate amount of assets (less applicable reserves) at the end of the most recently completed fiscal quarter after deducting therefrom all current liabilities, except for (a) notes and loans payable, (b) current maturities of long-term debt and (c) current maturities of obligations under capital leases, all as set forth on the most recent quarter-end consolidated balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

  The term "Consolidated Net Tangible Assets" shall mean, as of any particular time, the aggregate amount of assets (less applicable reserves) at the end of the most recently completed fiscal quarter after deducting therefrom: (a) all current liabilities, except for (1) notes and loans payable, (2) current maturities of long-term debt and (3) current maturities of obligations under capital leases; and (b) certain intangible assets, to the extent included in such aggregate amount of assets, all as set forth on the most recent quarter-end consolidated balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

  The term "Nonrecourse Obligation" means indebtedness or other obligations substantially related to (i) the acquisition of assets not previously owned by the Company or any Restricted Subsidiary or (ii) the financing of a project involving the development or expansion of properties of the Company or any Restricted Subsidiary, as to which the obligee with respect to such indebtedness or obligation has no recourse to the Company or any Restricted Subsidiary or any assets of the Company or any Restricted Subsidiary other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

  The term "Principal Property" shall mean the land, land improvements, buildings and fixtures (to the extent they constitute real property interests) (including any leasehold interest therein) constituting the principal corporate office, any manufacturing plant or any manufacturing facility (whether now owned or hereafter acquired) which: (a) is owned by the Company or any Subsidiary; (b) is located within any of the present 50 States of the United States of America (or the District of Columbia); (c) has not been determined in good faith by the Board of Directors of the Company not to be materially important to the total business conducted by the Company and its Subsidiaries taken as a whole; and (d) has a book value on the date as of which the determination is being made in excess of 0.75% of Consolidated Net Assets of the Company as most recently determined on or prior to such date.

  The term "Restricted Subsidiary" shall mean any Subsidiary which owns any Principal Property; provided, however, that the term "Restricted Subsidiary" shall not include (a) any Subsidiary which is principally engaged in leasing or in financing receivables, or which is principally engaged in financing the Company's operations outside the United States of America; (b) any Subsidiary less than 80% of the voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries if the common stock of such Subsidiary is traded on any national securities exchange or quoted on the Nasdaq National Market or in the over-the-counter market; or (c) Oracle Corporation Japan, a Japanese corporation.

  The term "Sale and Lease-Back Transaction" shall mean any arrangement with any Person providing for the leasing to the Company or any Restricted Subsidiary of any Principal Property which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person.

  The term "Subsidiary" shall mean any corporation of which at least 66 2/3% of the outstanding voting stock of such corporation is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture provides that, if such provision is made applicable to the Debt Securities of any series pursuant to the provisions of the Indenture, the Company may elect (i) to defease and be discharged from any and all obligations in respect of such Debt Securities except for certain obligations to register the transfer or exchange of such Debt Securities, to replace temporary, destroyed, stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold monies for payment in trust ("defeasance") or (ii)
(A) to omit to comply with certain restrictive covenants in Sections 1005 through 1009 (including the covenants referred to above under "Certain Covenants of the Company") and (B) to deem the occurrence of any event referred to in clauses (d) (with respect to Sections 1005 through 1009 inclusive) and (g) under "Events of Default" below not to be or result in an Event of Default if, in each case with respect to the Outstanding Debt Securities of such series as provided in Section 1303 on or after the date the conditions set forth in Section 1304 are satisfied ("covenant defeasance"), in either case upon the deposit with the Trustee (or other qualifying trustee), in trust, of money and/or U.S. Government Obligations, which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on the Debt Securities of such series on the respective Stated Maturities and any mandatory sinking fund payments or analogous payments on the days payable, in accordance with the terms of the Indenture and the Debt Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance or covenant defeasance and will be subject to Federal income tax on the same amount, and in the same manner and at the same times as would have been the case if such deposit, defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax laws occurring after the date of the Indenture. The Prospectus Supplement relating to a series may further describe the provisions, if any, permitting such defeasance or covenant defeasance with respect to the Debt Securities of a particular series. (Article Thirteen).

EVENTS OF DEFAULT

  Any one of the following events will constitute an Event of Default under the Indenture with respect to Debt Securities of any series (unless such event is specifically inapplicable to a particular series as described in the Prospectus Supplement relating thereto): (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Indenture; (e)
(i) failure to make any payment at maturity, including any applicable grace period, in respect of indebtedness, which term as used in the Indenture means obligations (other than non-recourse obligations or the Debt Securities of such series) of the Company for borrowed money or evidenced by bonds, debentures, notes or similar instruments ("Indebtedness") in an amount in excess of $25,000,000 and continuance of such failure or (ii) a default with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $25,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in the case of (i) or (ii) above, for a period of 30 days after written notice thereof to the Company by the Trustee or to the Company and the Trustee by the holders of not less than 15% in principal amount of Debt Securities of such series; provided, however, that if any such failure, default or acceleration referred to in (i) or (ii) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been cured; (f) certain events in bankruptcy, insolvency or reorganization involving the Company; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501).

  Subject to the provisions of the Indenture relating to the duties of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 601, 603). Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512).

  The Indenture provides that the Company will deliver to the Trustee, within 120 days after the end of each fiscal year, a brief certificate from the principal executive, financial or accounting officer of the Company as to his or her knowledge of the Company's compliance (without regard to any period of grace or requirement of notice) with all conditions and covenants of the Indenture. (Section 1004).

  If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. (Section 502). At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502).

  No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507). However, such limitations generally do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or interest on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508).

MEETINGS, MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, rate of interest on or any premium payable upon the redemption of any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the Place of Payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security after the Stated Maturity or Redemption Date, (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (g) modify any of the provisions set forth in this paragraph except to increase any such percentage or to provide that certain other provisions of the Indenture may not be modified or waived without the consent of the Holder of each Outstanding Debt Security affected thereby. (Section 902).

  The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series may, on behalf of the Holders of all the Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1011). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default (a) in the payment of principal of or any premium or interest on any Debt Security of such series or (b) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513).

  The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, (ii) the principal amount of a Debt Security denominated in other than U.S. dollars shall be the U.S. dollar equivalent, determined on the date of original issuance of such Debt Security, of the principal amount of such Debt Security (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the date of original issuance of such Debt Security of the amount of such Debt Security determined as provided in (i) above) and (iii) Debt Securities owned by the Company or any Affiliate of the Company shall be disregarded and deemed not to be Outstanding. (Section 101).

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company, without the consent of the Holders of any of the Outstanding Debt Securities under the Indenture, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any Person which is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction, provided that any successor Person expressly assumes the Company's obligations on the Debt

Securities and under the Indenture and that, after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section 801).

NOTICES

  Except as otherwise provided in the Indenture, notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they appear in the Debt Security Register. (Section 106).

TITLE

  Prior to due presentment of a Debt Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Debt Security is registered as the owner of such Debt Security for the purpose of receiving payment of principal of and any premium and any interest (other than Defaulted Interest or as otherwise provided in the applicable Prospectus Supplement) on such Debt Security and for all other purposes whatsoever, whether or not such Debt Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary. (Section 308).

REPLACEMENT OF DEBT SECURITIES

  Any mutilated Debt Security will be replaced by the Company at the expense of the Holder upon surrender of such Debt Security to the Trustee. Debt Securities that become destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the Debt Security or evidence of the destruction, loss or theft thereof satisfactory to the Company and the Trustee. In the case of a destroyed, lost or stolen Debt Security, an indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Debt Security before a replacement Debt Security will be issued. (Section 306).

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of California. (Section 112).

REGARDING THE TRUSTEE

  The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize for its own account on certain property received in respect of any such claim as security or otherwise. (Section 613). The Trustee will be permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the Debt Securities of any series for which the Trustee serves as trustee, the Trustee must eliminate such conflict or resign. (Section 608).

  The Trustee under the Indenture will be the State Street Bank and Trust Company of California, N.A. The First National Bank of Boston ("Bank of Boston"), an affiliate of the Trustee, currently is the Company's Transfer Agent and Registrar for the Company's Common Stock and is the Rights Agent with respect to the Company's Preferred Share Purchase Rights. Bank of Boston also provides certain banking and financial services to the Company in the ordinary course of business and may provide such services in the future.

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                             PLAN OF DISTRIBUTION

  The Company may sell Debt Securities (i) to one or more underwriters or dealers for public offering and sale by them and (ii) to investors directly or through agents. The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of the distribution of the Debt Securities offered thereby.

  In connection with the sale of the Debt Securities, underwriters, dealers or agents may receive compensation from the Company or from purchasers of the Debt Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents which participate in the distribution of the Debt Securities may be deemed to be underwriters under the Securities Act of 1933 and any discounts or commissions received by them and any profit on the resale of the Debt Securities received by them may be deemed to be underwriting discounts and commissions thereunder. Any such underwriter, dealer or agent will be identified and any such compensation received from the Company will be described in the Prospectus Supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  Under agreements that may be entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

  The Company may grant underwriters who participate in the distribution of Debt Securities an option to purchase additional Debt Securities to cover over-allotments, if any.

  All Debt Securities will be new issues of securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such Debt Securities.

  Certain of the underwriters, dealer or agents and their associates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

  Certain legal matters relating to the validity of the Debt Securities will be passed upon for the Company by Venture Law Group, A Professional Corporation, Menlo Park, California. As of December 31, 1996, certain attorneys of Venture Law Group beneficially owned approximately 51,000 shares of the Company's Common Stock.

                                    EXPERTS

  The consolidated financial statements and schedule included in the Company's Form 10-K for the year ended May 31, 1996 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


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